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FEB 28 2012
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SECURITIES AND EXCHANGE COMMISSION
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SEC FILE NUMBER
~~8-46838~~ 67304

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
G-Trade Services LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1633 Broadway, 48th Floor
(No. and Street)

New York	**NY**	**10019**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
PETER CAMERON HYZER **(617) 316-1012**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

We, Craig S. Lax and Peter Cameron Hyzer, affirm that, to the best of our knowledge and belief the accompanying statement of financial condition pertaining to the firm of G-Trade Services LLC, as of December 31st, 2011, are true and correct. We further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Craig S. Lax, Chief Executive Officer

SVETLANA PORTNOV
NOTARY PUBLIC, State of New York
No. 01PO6115753
Qualified in Queens County
Commission Expires Sept.13, 2012

Peter Cameron Hyzer, Treasurer

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital Pursuant to Rule 15c3-1.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Supplementary Report of Independent Registered Public Accounting Firm required by SEC Rule 17a-5(g)(1).

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statement of Financial Condition

G-Trade Services LLC
December 31, 2011
With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG

G-Trade Services LLC

Statement of Financial Condition

December 31, 2011

Contents

Ernst & Young
Ernst & Young LLP
5 Times Square
New York, NY 10036-6530
Tel: +1 212 773 3000
Fax: +1 212 773 6350

Report of Independent Registered Public Accounting Firm

The Member and Board of Managers of
G-Trade Services LLC

We have audited the accompanying statement of financial condition of G-Trade Services LLC (the "Company") as of December 31, 2011. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of G-Trade Services LLC at December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 24, 2012

G-Trade Services LLC

Statement of Financial Condition

December 31, 2011

Assets	
Cash and cash equivalents	$ 8,442,935
Restricted cash, securities and other restricted deposits	36,214,507
Receivables from brokers, dealers and clearing organizations	17,510,838
Receivables from customers of introducing brokers	27,062,599
Fixed assets, net of accumulated depreciation and amortization of $2,240,701	3,759,488
Other assets, net of allowance of $34,488	872,071
Total assets	$ 93,862,438
Liabilities and member's equity	
Liabilities:	
Due to banks	$ 1,740,172
Payables to brokers, dealers and clearing organizations	24,110,090
Payables to customers of introducing brokers	8,077,310
Payables to related parties	3,678,551
Accrued compensation and other liabilities	9,968,992
Total liabilities	47,575,115
Member's equity	46,287,323
Total liabilities and member's equity	$ 93,862,438

The accompanying notes are an integral part of this statement of financial condition.

G-Trade Services LLC

Notes to Statement of Financial Condition

December 31, 2011

1. Organization and Description of Business

G-Trade Services LLC (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934. The Company is a self-clearing institutional agency brokerage firm that specializes in execution and clearance services in over one hundred international markets for listed equity securities. The Company's institutional clients include banks, investment managers, hedge funds, pension plan sponsors and broker-dealers. The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). FINRA serves as the Company's self-regulatory organization.

The Company is a wholly owned subsidiary of ConvergEx Group, LLC ("Group"). ConvergEx Holdings LLC ("Holdings") and its wholly owned subsidiary Eze Castle Software, Inc. ("Eze Castle") own all of the membership interests in Group (together, Holdings, Group, and Eze Castle to be referred to as "ConvergEx"). The Bank of New York Mellon Corporation ("BNY Mellon") (through its wholly owned subsidiary, Agency Brokerage Holding, LLC) and private investment funds managed by GTCR Golder Rauner, LLC, a private equity firm, each hold a 33.2 percent ownership stake in Holdings, with the remaining ownership stake held by ConvergEx's management team, directors, and employees.

2. Significant Accounting Policies

The statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") and codified in the Accounting Standards Codification ("ASC"), as set forth by the Financial Accounting Standards Board ("FASB"). Significant accounting policies are as follows:

Use of Estimates

The preparation of the statement of financial condition, in conformity U.S. GAAP, requires management to make estimates and assumptions that affect the reported amounts in the statement of financial condition and the accompanying notes. Actual results could differ from those estimates.

2. Significant Accounting Policies (continued)

Cash and Cash Equivalents

All unrestricted highly liquid investments with initial or remaining maturities of less than 90 days at the time of purchase are considered cash and cash equivalents. These investments include demand deposits, money market accounts and U.S. Treasury bills.

Restricted Cash, Securities and Other Restricted Deposits

Under the terms of the agreements between the Company and some of its clearing organizations and banks, balances owed are collateralized by certain of the Company's cash and securities balances.

Other restricted deposits are certificates of deposits which have variable maturities of less than 90 days to less than 1 year. The carrying amounts of these certificates of deposits on the statement of financial condition approximate fair value.

Securities Transactions

Receivables from brokers, dealers and clearing organizations include amounts receivable for fails to deliver, cash deposits for securities borrowed, amounts receivable from clearing organizations, and commissions receivable from broker dealers. The Company typically borrows securities when securities are needed to deliver against a settling transaction, such as a fail to receive or non-standard settlements requested by a customer. Securities borrowed transactions require the Company to deposit cash with the lender, and are recorded at the value of the cash advanced to the lender. The cash advanced to the lender is equal to or greater than the fair value of the securities borrowed. The Company monitors the fair value of the securities borrowed on a regular basis and adjusts the collateral, as appropriate.

Receivables from customers of introducing brokers consist of customer fails to deliver.

Payables to brokers, dealers and clearing organizations include amounts payable for fails to receive and amounts payable to clearing organizations on unsettled trades.

Payables to customers of introducing brokers consist of customer fails to receive. Securities held by the Company and intended for settlement against customer orders are held as collateral for customer receivables. Securities purchased on behalf of customers, including those that

2. Significant Accounting Policies (continued)

collateralize margin, are not reflected as assets of the Company in the statement of financial condition.

Allowance for Doubtful Accounts

The allowance for doubtful accounts is based on the Company's assessment of the collectability of receivables related to securities transactions and other receivables. The Company considers factors such as historical experience, credit quality, age of balances, and current economic conditions that may affect collectability in determining the allowance for doubtful accounts.

Fair Value of Financial Instruments

The carrying amounts reported on the statement of financial condition for cash and cash equivalents and restricted cash, securities and other restricted deposits approximate fair value based on the on-demand nature of cash and the short-term maturity and the daily repricing mechanisms for these instruments. Other financial assets and liabilities with short and intermediate-term maturities and defined settlement amounts, including receivables, payables, and accrued liabilities, are reported at their contractual amounts, which approximate fair value.

Fixed Assets

Fixed assets are reported at cost, net of accumulated depreciation and amortization. Furniture and equipment and computer hardware are depreciated on a straight-line basis over estimated useful lives between three and ten years. Purchased software costs are amortized on a straight-line basis over five years. Leasehold improvements are amortized on a straight-line basis over the life of the lease or the improvement, whichever is shorter.

The Company capitalizes certain costs incurred in connection with developing or modifying software for internal use. Qualifying internally developed software costs are capitalized and amortized over the estimated useful life of the software ranging from five to seven years. The Company evaluates internally developed software for impairment whenever changes in circumstances indicate impairment could exist.

Other Assets

Other assets primarily consist of prepaid expenses, interest and dividend receivables, receivable from affiliates and other miscellaneous receivables.

2. Significant Accounting Policies (continued)

Accrued Compensation and Other Liabilities

Accrued compensation and other liabilities primarily consist of accrued employee incentives, other employee benefit expenses, accrued expenses, accounts payable, and other miscellaneous liabilities.

Income Taxes

The Company is treated as a single member limited liability company for tax purposes and, as such, is disregarded for federal, state and local income tax purposes. The Company has recorded its apportioned share of state and local income taxes, including the New York City unincorporated business tax, pursuant to a tax sharing agreement ("TSA") between Group and the Company. Group, as the taxpayer of record, is responsible for payment of state and local income taxes to the taxing authorities. The tax provision for the Company has been computed in accordance with the TSA. There is no provision for federal income tax because the Company's single member, Group, is a partnership for U.S. tax purposes. A partnership is generally not subject to federal, state or local income taxes with the exception of certain unincorporated business taxes and minimum state taxes. For federal and state income tax purposes, the ultimate members of Group are responsible for reporting their allocable share of the Company's income, gain, losses, deductions and credits on their tax returns. The Company is also subject to other miscellaneous state taxes.

Derivatives

The Company utilizes foreign exchange forward contracts, from time to time, to reduce its exposure to adverse fluctuations in foreign exchange rates. These instruments are recorded at fair value based on industry standard pricing services. Adjustments are made to change to a trade date basis if unrealized gains and losses are significant. As of December 31, 2011, the changes in value of outstanding foreign exchange forward contracts entered into with third parties were not material.

Foreign Currency Gains and Losses

The Company uses the U.S. dollar as its functional currency. Monetary assets and liabilities denominated in foreign currencies are converted into U.S. dollars at exchange rates prevailing at the statement of financial condition date.

3. Financial Instruments

All financial instruments are measured and reported on a fair value basis. The ASC defines fair value and establishes a framework for measuring fair value, as well as a fair value hierarchy based on inputs used to measure fair value.

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.

Fair Value Hierarchy

Financial assets and liabilities are classified based on inputs used to establish fair value as follows:

Level 1: Valuation inputs are unadjusted quoted market prices for identical assets or liabilities in active markets;

Level 2: Valuation inputs are quoted prices for identical assets or liabilities in markets that are not active, quoted market prices for similar assets and liabilities in active markets and other valuation techniques utilizing observable inputs directly or indirectly related to the asset or liability being measured;

Level 3: Valuation techniques utilize inputs that are unobservable and significant to the fair value measurement.

Description	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Total
Liabilities				
Accrued compensation and other liabilities:				
Securities sold, not yet purchased	$ 2,938	$ –	$ –	$ 2,938
Total liabilities	$ 2,938	$ –	$ –	$ 2,938

3. Financial Instruments (continued)

Securities sold not yet purchased consist of equity securities positions temporarily held by the Company that result from the normal course of agency brokerage. These instruments are measured at their quoted prices in active markets. They are generally categorized in Level 1 of the fair value hierarchy.

There were no transfers among Levels during the year.

4. Restricted Cash, Securities and Other Restricted Deposits

The Company and Group agreed to deposit a total of $61,262,107 in deposit accounts with clearing agents that could be used as collateral to offset losses incurred by the clearing agents, related to the Company, if such losses occur. The Company's portion of this deposit is $36,214,507, which is comprised of cash of $33,014,507 and a U.S. Treasury bill with a market value of $3,200,000 which is classified as restricted cash, securities and other restricted deposits in the statement of financial condition. Separately, Group maintains a balance with a clearing agent that may fluctuate during the year and was $25,047,600 at December 31, 2011.

5. Receivables from and Payables to Brokers, Dealers and Clearing Organizations

At December 31, 2011, amounts receivable from and payable to brokers, dealers and clearing organizations include:

Receivables:	
Securities failed to deliver	$ 8,362,182
Broker-dealers	8,122,932
Clearing organizations	717,796
Securities borrowed	307,928
Total receivables	$ 17,510,838
Payables:	
Clearing organizations	$ 13,418,792
Securities failed to receive	10,691,298
Total payables	$ 24,110,090

All material fail to deliver and fail to receive transactions settled subsequent to December 31, 2011 without any adverse financial effect.

6. Receivables from and Payables to Customers of Introducing Brokers

At December 31, 2011, amounts receivable from and payable to customers of introducing brokers include:

Receivables:	
Securities failed to deliver	$ 27,062,599
Total receivables	$ 27,062,599
Payables:	
Securities failed to receive	$ 8,077,310
Total payables	$ 8,077,310

All material fail to deliver and fail to receive transactions settled subsequent to December 31, 2011 without any adverse financial effect.

7. Fixed Assets

At December 31, 2011, fixed assets were comprised of:

	At December 31, 2011		
	Acquisition Value	Accumulated Depreciation	Net Book Value
Internally developed software	$ 2,940,637	$ (609,804)	$ 2,330,833
Computer hardware	1,773,386	(829,869)	943,517
Software	1,034,737	(764,283)	270,454
Furniture and fixtures	132,513	(16,796)	115,717
Other	118,916	(19,949)	98,967
Total	$ 6,000,189	$ (2,240,701)	$ 3,759,488

The Company capitalized $156,034 of internally developed software costs in 2011. In addition, the Company purchased $527,755 of internally developed software from Group for development work Group employees performed on behalf of the Company. The Company removed fully depreciated fixed assets totaling $626,648 during the year.

As of December 31, 2011, there were no assets under capital lease agreements.

8. Related Party Transactions

The Company provides clearing and execution services of non-U.S. electronic trades to ConvergEx Execution Solutions LLC ("CES"), ConvergEx Ltd. ("CL"), ConvergEx Asia Pacific Limited ("CAPL"), and ConvergEx Prime Services LLC ("CPS").

Realtick LLC ("Realtick"), an affiliate, provides a multi-asset class electronic EMS platform that delivers integrated analysis, execution and evaluation solutions, including (i) advanced execution tools, (ii) electronic access to leading global broker-dealers and their products as well as light and dark liquidity pools, (iii) real-time market and derived data, (iv) news, (v) pre- and post trade analytics and proven risk management capabilities and (vi) a comprehensive software-as-a-service delivery model. The Company provides Realtick terminals to certain customers and the Realtick terminals are used to submit orders and effect transactions to the Company.

ConvergEx Global Markets, Ltd. ("CGM") provides execution services of non-U.S. electronic trades to the Company. The Company provides certain administrative support services to CGM.

The Company provides and receives certain management, administrative and technical services to and from Group, CES and other affiliates.

Eze Castle Transaction Services LLC ("ECTS"), an affiliate, provides the Company with financial information exchange ("FIX") connectivity services from the Eze Order Management System ("EzeOMS"). The EzeOMS is provided to asset management clients by Eze Castle Software LLC ("Eze LLC"), an affiliate. The EzeOMS terminals are used by the customers to submit orders and effect transactions through the Company.

The Company utilizes commission management tools and payment processing services from Westminster Research Associates LLC ("WRA"), an affiliate. The Company pays a management fee to WRA as part of the agreement.

The Company has a clearing agreement with Pershing Securities Limited ("PSL"), an indirect wholly owned subsidiary of BNY Mellon, in which PSL provides execution and clearing services in the United Kingdom for the Company.

The Company has a clearing agreement with Pershing Securities LLC ("Pershing"), an indirect wholly owned subsidiary of BNY Mellon, pursuant to which Pershing performs clearing services for certain transactions for the Company.

8. Related Party Transactions (continued)

The Company subleases Florida office spaces from BNY Mellon. The Company occupies space in New York City where CES is the tenant of record. The Company and several related party entities under common control, are party to an agreement with CES, that permits CES to allocate a portion of its lease commitment to each entity, based on the portion that each entity is permitted to use and occupy as determined by CES. The Company also provides office space in Florida to CES and CGM.

In certain cases, the Company prepays or makes estimated payments to affiliates that exceed actual expenses incurred. As a result, amounts due from affiliates are included in other assets on the statement of financial condition at December 31, 2011.

8. Related Party Transactions (continued)

The following table sets forth the Company's related party assets and liabilities as of December 31, 2011:

As of December 31, 2011	CES	CL	CGM	WRA	BNY Mellon & Subsidiaries	Other affiliates	Total
Assets							
Restricted cash, securities and other restricted deposits	$ –	$ –	$ –	$ –	$ 250,000	$ –	$ 250,000
Receivables from brokers, dealers and clearing organizations			–	–	1,023,391	–	1,023,391
Other assets	–	–	15,508	–	957	22,466	38,931
Total assets	$ –	$ –	$ 15,508	$ –	$ 1,274,348	$ 22,466	$ 1,312,322
Liabilities							
Payables to Related Parties	$ 782,434	$ –	$ –	$ 734,619	$ 45,480	$ 2,116,018	$ 3,678,551
Total liabilities	$ 782,434	$ –	$ –	$ 734,619	$ 45,480	$ 2,116,018	$ 3,678,551

9. Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"). The Company computes net capital under the alternative method, which requires the maintenance of net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debits arising from customer transactions, as defined. At December 31, 2011, the Company had net capital of $38,981,363 and its excess net capital was $38,731,363. The Company settles its broker and customer transactions through various settlement agents and accordingly, is exempt from SEC Rule 15c3-3 under provision (k)(2)(i) of the Rule.

Advances to affiliates, dividend payments, distributions and other equity withdrawals are subject to certain notification and other requirements of Rule 15c3-1 and other regulatory bodies.

10. Commitments and Contingencies

Beginning in August 2011, certain federal governmental authorities of the United States of America requested information from Company personnel and served a subpoena on Holdings seeking information relating primarily to certain trade execution and related disclosure practices at various broker-dealer subsidiaries of Holdings, including the Company. The Company is cooperating with these inquiries.

The Company believes that no actions, other than the matter described above, depart from the customary litigation or regulatory inquiries incidental to its business. On the basis of the Company's current knowledge and understanding, the Company does not believe that judgments or settlements, if any, arising from any other matter, either individually or in the aggregate, will have a material effect on the Company's statement of financial condition. With respect to the matter described above, the Company is not in a position to reasonably estimate whether or in what amount any potential loss might be incurred as the inquiries are at an early stage.

11. Deferred Compensation

The Company provides a portion of each executive's and other highly compensated individual's annual bonus as a long-term cash award. Employees vest over 40 months of service, including the year for which the award was granted, and are payable at the end of that period. Compensation expense is accrued ratably over that period. As part of the programs, employees can elect to index their deferral to various investment options. Payments to the employees are made on the payment date in the amount of the initial award adjusted by the percentage change in value of any elected investment options. In order to hedge any risk associated with

11. Deferred Compensation (continued)

changes in the amounts due to employees upon vesting, Group has purchased investments similar to the elected options. The plan had no material effect on the Company's statement of financial condition in 2011. Based on performance of the employees' elections to date, the Company plans to make payments related to these deferred bonus programs of $398,045 in 2012, $543,729 in 2013 and $610,120 in 2014, respectively.

12. Retirement Savings Plan

All employees of the Company that meet eligibility requirements have the option of participating in the retirement savings plan of ConvergEx. This plan has two components, a defined contribution profit sharing plan and a 401(k) match program.

13. Restructuring

During 2011, the Company recorded restructuring charges relating to a 2010 reorganization of certain operations. Under this plan, the Company reduced its workforce by approximately 5 employees, or 7% of the Company's total worldwide workforce. These actions were undertaken in light of reduced demand for non-U.S. equity program trading execution only services. The majority of the actions related to this plan were completed by the end of 2011. The entire amount was related to severance and related benefits.

14. Off-Balance Sheet Risks

Customer Activities and Credit Risk

In the normal course of business, the Company's customer and correspondent clearance activities involve the execution and settlement of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations.

The Company's customer securities activities are transacted on a delivery versus payment basis. In delivery versus payment transactions, the Company is exposed to risk of loss in the event of the customers' or brokers' inability to meet the terms of their contracts.

14. Off-Balance Sheet Risks (continued)

The Company's exposure to credit risk can be directly impacted by volatile securities markets, which may impair the ability of counterparties to satisfy their contractual obligations. The Company seeks to control its credit risk through a variety of reporting and control procedures, including establishing credit limits based upon a review of the customers' and counterparty brokers' financial condition and credit ratings. The Company's credit exposure arising in connection with its executing, settling, and financing security transactions versus its executing brokers is viewed as insignificant due to the nature of the counterparties in question and the Company's policy of requiring receipt of payment prior to the delivery of securities. Additionally, the net exposure arising from the Company's obligations to deliver and receive given security positions from its executing brokers is smaller than its overall gross exposure, as these transactions are collateralized by the underlying security.

In the normal course of business, the Company obtains securities under securities borrowed and resale agreements on terms which permit it to repledge or resell the securities to others. At December 31, 2011, the Company obtained securities with a fair value of approximately $312,232 on such terms. $307,928 of cash was given to counterparties as collateral in securities borrowed arrangements. Securities with a fair value of approximately $312,232 have been either pledged or otherwise transferred to others to facilitate customer transactions.

The Company may maintain cash and cash equivalents at financial institutions in excess of federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to significant credit risks.

Guarantees

In the normal course of business, certain activities of the Company's involve the execution of securities transactions for institutional customers and other broker-dealers, which are cleared and settled by PSL in the United Kingdom, Pershing and other large institutions in other international markets. Pursuant to the terms of its clearing agreements with these clearing agents, the Company is required to reimburse the clearing agents for any losses incurred resulting from a counterparty failing to satisfy its contractual obligation. At December 31, 2011, there were no amounts to be indemnified to these clearing agents pursuant to these agreements.

14. Off-Balance Sheet Risks (continued)

Future events could occur that may require the Company to reimburse its clearing agents for losses arising from a counterparty's failing to satisfy its contractual obligation. However, based on history and experience, management feels that the likelihood of such an event is remote. The Company seeks to mitigate this risk by assigning and enforcing counterparty credit limits, performing customer credit evaluations, and monitoring trading activity. At December 31, 2011, there were no amounts guaranteed and no liability was established.

At December 31, 2011, Group and Eze Castle had approximately $723,900,000 of debt outstanding. Group's ownership interest in the Company was pledged as security against the debt.

15. Subsequent Events

The Company makes monthly distributions to Group based on estimated monthly profits. The distribution paid in January 2012 was $900,000. The Company has evaluated all subsequent events through February 24, 2012, and has determined that no other subsequent events have occurred that would require disclosure in the statement of financial condition or accompanying notes.

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